ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

As of September 30, 2016

Net capital:		
Total member's equity	$	2,726,280
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables from funds		(416,062)
Networking fee receivable		(493,100)
Prepaid expenses		(28,739)
Intercompany receivables		(17,629)
Net capital	$	1,770,750
Debit balances:		
Computation of alternative net capital requirement		
2 % of aggregate debit items (or $ 250,000, if greater)	$	250,000
Total net capital requirement	$	250,000
Excess net capital	$	1,520,750

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of September 30, 2016)

Net Capital, as reported in Company's Part II (unaudited) Focus report	$	1,766,251
Sales commissions payable to external broker-dealers		12,524
Payable to Parent, net		(1,852)
Licenses and fees		(300)
Prepaid expenses		(2,862)
Professional fees		(3,011)
Net Capital per the preceding	$	1,770,750

See accompanying independent auditors' report.